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Filed by: Atlantic Coast Entertainment Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Atlantic Coast Entertainment Holdings, Inc.
Commission File No.: 33-69716

As a result of the consummation of the Consent Solicitation and Offer to Exchange commenced by Atlantic Coast Entertainment Holdings, Inc. ("Atlantic Holdings"), a subsidiary of Greate Bay Hotel and Casino, Inc. which is a subsidiary of GB Holdings, Inc. (Amex: GBH), in which it offered to exchange its 3% Notes due 2008 for the 11% Notes due 2005, issued by GB Property Funding Corp., $66,258,970 principal amount of 11% Notes, representing 60.2% of the outstanding 11% Notes, were tendered to Atlantic Holdings. Pursuant to the terms of the Consent Solicitation and Offer to Exchange, Atlantic Holdings issued, an aggregate principal amount of $66,258,970 3% Notes, pro rata, to the holders of 11% Notes that tendered in the Consent Solicitation and Offer to Exchange.